SECURITIES AND EXCHANGE!COMMISSION
                             WASHINGTON, D.C. 10549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):  [x] Form l0-K   [ ] Form 20-F   Form ll-K   [ ] Form   [ ] 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

                       For Period Ended: December 31, 2004

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form ll-K

        For the Transition Period Ended: ____________________________________

        Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be imply that the mission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             Registrant Information

Full name of registrant:                NetWorth Technologies, Inc.
                                        ----------------------------------------
Former name if applicable:              Colmena Corp.
                                        ----------------------------------------
Address of Principal Executive Office   6499 NW 9th Avenue, Suite 304
(Street and Number):                    ----------------------------------------

City, state and zip code                Ft. Lauderdale, FL 33309
                                        ----------------------------------------

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                                                                     FORM 12b-25

                                     Part II
                             RULE 12b-25 (b) and(c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form l0-K, Form 20-F, Form ll-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if exhibit required applicable.


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

                                                                     FORM 12b-25

                                    PART III
                                    Narrative

         State below in reasonabledetail the reasons why Forms l0-K, 20-F, ll-K, l0-Q, N-SAR, N-CSR, or the transition report portion thereof, could not befiled within the prescribed time period. (Attach extra sheets if needed.)

         Due to unforeseeable circumstances, which caused a delay in preparing the financial statements for the year ended December 31,2004, the Registrant respectfully requests an extension of the filing date of its Annual Report on Form l0-KSB for the period ended December 31, 2004.

                                     PART IV
                                Other Information

1. Name and telephone number of person to contact in regard to this notification:

         L. Joshua Eikov        (954)         205-5133
         ----------------    ----------- ------------------
         (Name)              (Area code) (Telephone number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If fe answer is no, identify report(s).



   3. [X] Yes [ ] No Is it anticipated that any significant change in ons from the corresponding period for the results of opera last fiscal year will be reflected by the earnings statements to be included i in the subject report or portion thereof?

      [] Yes [X] No If so: attach an the anticipated change, both nar$tively and quantitatively, and, if
      explanation of             appropriate, state
       the reasons why a reasonable estimate of the results cannot be kade.

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

FORM 12b-25

                          NetWorth Technologies, Inc.
                  --------------------------------------------
                  (Name of registrant as specified in charter)